FNBB Capital Markets, LLC

Financial Statements

December 31, 2024

Table of Contents



EisnerAmper LLP
8550 United Plaza Blvd.
Suite 1001
Baton Rouge, LA 70809
T 225.922.4600
F 225.922.4611
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
FNBB Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of FNBB Capital Markets, LLC (the "Company") as of December 31, 2024 and 2023, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023 (Note: Partners of Postlethwaite & Netterville joined EisnerAmper LLP in 2023. Postlethwaite & Netterville had served as the Company's auditor since 2008.

Eisner Amper LLP

EISNERAMPER LLP
Baton Rouge, Louisiana
February 21, 2025



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66533

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __FNBB Capital Markets, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__600 University Park Place, Suite 380__

(No. and Street)

__Birmingham__	__Alabama__	__35209__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laura Boudreaux	(225) 231-5011	LBoudreaux@bankers-bank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__EisnerAmper LLP__

(Name – if individual, state last, first, and middle name)

__8550 United Plaza, Suite 1001__	__Baton Rouge__	__LA__	__70809__
(Address)	(City)	(State)	(Zip Code)

__09/29/2003__	__274__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Boudreaux, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FNBB Capital Markets, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public
Allen David, Notary Public LA ID 66765

Signature:

Title: Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2024 AND 2023

ASSETS

	2024	2023
Cash and cash equivalents	$ 959,697	$ 1,028,405
Required clearing deposit	17,526	17,227
Commissions receivable	153,284	98,203
Tax receivable (Note 4)	3,725	6,974
Prepaid expenses	86,138	55,870
Total Assets	$ 1,220,370	$ 1,206,679

LIABILITIES AND MEMBER'S EQUITY

	2024	2023
LIABILITIES		
Due to affiliates (Note 5)	$ 2,210	$ 99,730
Accrued employee benefits (Note 5)	33,162	21,616
Total Liabilities	$ 35,372	$ 121,346
MEMBER'S EQUITY		
Contributed capital	690,000	690,000
Accumulated equity	494,998	395,333
Total Member's Equity	1,184,998	1,085,333
Total Liabilities and Member's Equity	$ 1,220,370	$ 1,206,679

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
REVENUES:		
Interest income	$ 17,506	$ 27,665
Commissions and fees on:		
Securities	147,319	64,617
Investment company shares	662,232	539,678
Insurance	209,988	174,186
Investment advisory	173,269	105,060
Total revenues	1,210,314	911,206
EXPENSES:		
Salaries and employee benefits	211,210	167,303
Commissions	502,927	365,949
Other general and administrative expenses	200,848	169,467
Licenses and fees	84,780	45,852
Accounting and auditing fees	52,467	23,000
Consulting fees	22,988	18,688
Total expenses	1,075,220	790,259
Income before income taxes	135,094	120,947
Income tax expense	35,429	32,555
Net income	$ 99,665	$ 88,392

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2024 AND 2023

	Contributed Capital	Accumulated Equity	Total
Balance, January 1, 2023	$ 690,000	$ 1,006,941	$ 1,696,941
Net Income		88,392	88,392
Distribution		(700,000)	(700,000)
Balance, December 31, 2023	690,000	395,333	1,085,333
Net Income		99,665	99,665
Balance, December 31, 2024	$ 690,000	$ 494,998	$ 1,184,998

The accompanying notes are an integral part of these financial statements.

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2024 AND 2023

Liabilities subordinated to claims of general creditors at January 1, 2023	$	-
Increases		-
Decreases		-
Liabilities subordinated to claims of general creditors at December 31, 2023		-
Increases		-
Decreases		-
Liabilities subordinated to claims of general creditors at December 31, 2024	$	-

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 99,665	$ 88,392
Adjustments to reconcile net income to net		
cash (used in) provided by operating activities:		
Effect of changes in operating assets and liabilities:		
Commissions receivable	(55,081)	9,781
Taxes receivable	3,249	1,369
Prepaid expenses	(30,268)	(6,729)
Commissions payable	-	(5,540)
Accrued employed benefits	11,546	(1,504)
Due to affiliates	(97,520)	22,886
Net cash (used in) provided by operating activities	(68,409)	108,655
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to parent	-	(700,000)
Net cash used in financing activitivies	-	(700,000)
NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(68,409)	(591,345)
Cash, beginning of year	1,045,632	1,636,977
Cash, end of year	$ 977,223	$ 1,045,632

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies**

<u>Description of Business</u>

FNBB Capital Markets, LLC (the "Company") is a Financial Industry Regulatory Authority (FINRA) registered broker/dealer under the Securities Exchange Act of 1934. The Company was initially approved to offer retirement products consisting of mutual funds and variable annuities to member banks of its sole member.

Effective July 28, 2005, in order to allow the Company to offer expanded services to member banks of First National Bankers Bank (FNBB) due to restrictions within FNBB's charter, FNBB transferred its interest in the Company to First National Bankers Bankshares, Inc. (the "Parent" or "FNBB, Inc."), and coincident therewith, the Parent became the sole member of the Company. The Company is a wholly owned subsidiary of the Parent. The Company was approved by FINRA in December 2005 to offer the sale of general securities including but not limited to mutual funds and variable insurance products to individual and corporate customers. In 2017, the Company reinstated its Registered Investment Advisory registration with the state of Alabama to provide advisory services on certain retirement products sold by the Company. In March 2005, the Company executed an agreement with a third–party clearing broker/dealer to introduce customer accounts and accept customer funds and securities.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents consist of cash and interest–bearing deposits. At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days at the time of origination to be cash equivalents.

<u>Required Clearing Deposit</u>

The Company has an interest bearing deposit with its clearing broker pursuant to its clearing agreement, discussed above, that is considered to be a required clearing deposit and restricted. The required clearing deposit has been included in cash on the Statement of Cash Flows for both years presented.

<u>Furniture and Equipment, Net</u>

Furniture and equipment is recorded at cost. Depreciation is recorded on a straight–line basis using an estimated useful life of 3-10 years. All furniture and equipment is fully depreciated at December 31, 2024 and 2023.

NOTES TO FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies (continued)**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income tax under applicable guidance contained in the Accounting Standards Codification (ASC). Accordingly, the Company also applies this guidance pursuant to the tax sharing agreement described in Note 3. Pursuant to the applicable ASC, an asset liability approach requires the recognition of deferred tax assets and liabilities for the expected tax consequences that have been recognized in the Company's financial statement or tax returns. In estimating future tax consequences, applicable guidance contained in the accounting standards generally considers all expected future events other than enactments of changes in tax law or rates. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets or liabilities are recognized based on the rates expected to apply when these assets or liabilities are expected to be realized or settled. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company adopted the accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. In management's judgment, the Company does not have any tax positions that would result in a loss contingency considering the facts, circumstances, and information available at the reporting date.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair Value

Cash and required clearing deposit are considered short-term instruments, the carrying amounts are a reasonable estimate of fair value.

NOTES TO FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASC 606"). This ASU implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of control for promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity is required to identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 further requires that companies disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. (See Note 2 for further information.)

Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments", which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model ("current expected credit loss model" or "CECL"). Under this new guidance, an entity recognizes as an allowance its estimate of expected credit losses. Upon adoption of Topic 326 on January 1, 2023, the Company elected to use the practical expedient. The Company adopted this accounting update using the modified retrospective method of adoption which resulted in no adjustment to amortized cost or retained earnings as of the effective date. The Company's adoption of this accounting update did not have a material impact on the Company's financial statements.

The Company accounts for estimated credit losses on financial assets measured at amortized cost basis in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standard Codification ("ASC") Topic 326 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts. A broker-dealer's estimate of expected credit losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses. A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

NOTES TO FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies (continued)**

Receivables and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Receivables from brokers consist of commissions and fees earned on the sale of retirement products, insurance and general securities.

Commissions receivable, net of trading costs, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement, carrier statements or, if unspecified, are applied to the earliest unpaid amounts.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, current conditions and reasonable supportable forecasts, writes off the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectability. In the opinion of management, at December 31, 2024 and 2023, all commissions were considered collectible and no allowance was necessary.

2. **Revenue from Contracts with Customers**

Revenue Recognition

In adopting ASC 606 on January 1, 2018, the Company elected to use the practical expedient related to the portfolio approach. The portfolio approach is used to assess collectively contracts with similar characteristics to evaluate risk over the impact of ASC 606. This approach is used for revenues from trade of securities as well as mutual funds, retirement products, and advisory fees. The Company evaluates the effects of ASC 606 on revenue recognition from insurance commissions on a contract basis.

NOTES TO FINANCIAL STATEMENTS

2. **Revenue from Contracts with Customers (continued)**

<u>Significant Judgments</u>

Revenue from contracts with customers includes commissions, marketing and distribution fees, and asset management fees. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

<u>Brokerage Commissions (Securities)</u>

The Company employs a clearing broker in order to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

<u>Distribution Fees (12b-1 fees) from Mutual Funds and Retirement Products (Investment Company Shares)</u>

The Company enters into arrangements with managed accounts or other pooled vehicles (funds) to distribute shares to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are related to performance obligations that in some instances have been satisfied in prior periods.

NOTES TO FINANCIAL STATEMENTS

2. **Revenue from Contracts with Customers (continued)**

Insurance Commissions

The Company acts as broker in the sale of life insurance policies to its customers. The Company may receive commissions paid by the carrier at the inception of the policy or over time for as long as the policy remains active, on a monthly or annual basis. The Company believes that its performance obligation is the sale of new policies and as such is fulfilled on the date of issuance. Any initial up-front (first year) commissions are known fixed amounts and are recognized on the issuance date. Annual renewal commissions, which are variable amounts, are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved (typically, the cancellation of a policy prior to a certain period or the determination of a policy asset value at a particular point in time that cannot be determined in advance). In addition, the uncertainty of these variable recurring amounts is dependent on the value of the assets at future points in time and are influenced by market conditions.

Investment Advisory Fees

The Company provides investment advisory services for retirement products on a continuous basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received monthly and quarterly and are recognized as revenue to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the assets under management at future points in time as well as the length of time the participants remain in the plan, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the plan assets and the participant activities are known, which are usually monthly or quarterly.

Advisory fees recognized in the current period are related to performance obligations that in some instances have been satisfied in prior periods.

Costs to Obtain or Fulfill a Contract with a Customer

The Company incurs costs to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs do not meet the criteria for capitalization under ASC 606.

The Company has recorded as a liability certain estimated costs incurred but not paid associated with providing services where the performance obligation has been met. As of December 31, 2024 and 2023, the amount of the liability for costs incurred but not paid was $33,162 and $21,616. During the years 2024 and 2023, the Company recognized payroll expense of $658,550 and $473,473, respectively, directly related to obtaining revenue from contracts.

2. **Revenue from Contracts with Customers (continued)**

Accrual of Revenue from Contracts with Customers

Revenue from contracts is accrued in circumstances where the Company believes the performance obligation has been met. The Company estimates revenue based on historical data and has recorded as an asset estimated revenue earned but not paid. As of December 31, 2024, 2023 and 2022, the amount of the asset for revenue earned but not paid was $153,284, $98,203, and $107,984.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source:

	2024	2023
Revenue from contracts with customers		
Brokerage commissions	$147,319	$64,617
Distribution fees (12b-1 fees) from mutual funds and retirement products	662,232	539,678
Insurance commissions	209,988	174,186
Investment advisory fees (overtime)	173,269	105,060
Total Revenue from contracts with customers	$1,192,808	$883,541

3. **Income taxes**

Pursuant to a tax-sharing agreement (the "Agreement") with the Parent, the Company's tax expense is determined on a separate return basis; and therefore, the Company is required to recognize an allocation of income taxes in its separate financial statements in accordance with the Agreement. For the years ended December 31, 2024 and 2023, the income tax expense recorded is $35,429 and $32,555 respectively. In accordance with the terms of the Agreement, the Parent made estimated tax payments on behalf of the Company for the estimated tax expense during 2024 and 2023 totaling $129,700 and $8,300 respectively. Amounts due to affiliates relating to income tax totaled $2,210 and $99,730 as of December 31, 2024 and 2023, respectively. Amounts due from affiliates relating to income tax totaled $3,725 and $6,974 as of December 31, 2024 and 2023, respectively.

NOTES TO FINANCIAL STATEMENTS

4. **Related party transactions**

The Company operates in facilities that are owned by the Parent. During 2024 and 2023, the Company was charged with certain operating expenses relating to salaries and benefits, rent, and insurance totaling $825,216 and $631,252, respectively, by the Parent. In addition, certain other operating expenses, including telephone, utilities, and other overhead costs were allocated to the Company by the Company's Parent in 2024 and 2023. The Company has amounts due to the Parent at December 31, 2024 and 2023, of $35,372 and $121,346 respectively, relating to income taxes (see Note 3) and salaries and employee benefits expenses. The Company has amounts due from the Parent at December 31, 2024 and 2023, of $3,725 and $6,974 respectively, relating to income taxes (see Note 3).

5. **Regulatory requirements**

The Company, as a registered broker/dealer in securities, is subject to the uniform Net Capital Rule (SEC Rule 15c3 – 1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined in the Rule of $50,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2024, the Company had net capital of $970,014, which was $920,014 in excess of its required net capital of $50,000. The Company had aggregate indebtedness of $35,372 at December 31, 2024. The Company's ratio of aggregate indebtedness to net capital ratio was 0.04 to 1 at December 31, 2024.

The Company is required to maintain a blanket fidelity bond, in a form substantially similar to the standard form of Brokers Blanket Bond promulgated by the Surety Association of America, covering officers and employees which provides against loss. The Financial Industry Regulatory Authority has allowed the Company to use the Parent's fidelity bond in the amount of $100,000.

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirement of Rule 15c3-3.

6. **Contingencies**

In the normal course of business activities, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes that the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

7. **Segments**

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including retirement product sales, brokerage services, and investment advisory services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The total assets of the segment are the same as the Company as a whole and are reported in the Statement of Financial Condition. The Company does not have any intra-entity revenue or transfers.

The following table presents the segment revenue and expenses for the years ended December 31, 2024 and 2023.

	2024	2023
Revenues:		
Interest on deposits with banks	$17,506	$27,665
Equity investment income	146,844	63,565
Insurance commissions	209,988	174,186
Miscellaneous noninterest income	835,976	645,790
Total revenues	1,210,314	911,206
Expenses:		
Salaries and employee benefits	729,730	549,519
Other miscellaneous occupancy	8,077	7,776
Professional fees	93,448	49,188
Postage	439	654
Printing and supplies	101	0
Business development	54	581
Communications	49	0
Data processing	123,753	100,200
Travel and entertainment	4,015	1,894
Miscellaneous noninterest expense	108,430	72,249
Taxes	7,124	8,198
Total expenses	1,075,220	790,259

7. **Segments (continued)**

Income before taxes	$135,094	$120,947
Income tax expense	35,429	32,555
Net income	$99,665	$88,392

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1
DECEMBER 31, 2024

NET CAPITAL		
Total member's equity	$	1,184,998
Less nonallowable assets:		
Limited commissions receivable		(128,846)
Prepaid expenses		(86,138)
Other assets		-
NET CAPITAL	$	970,014
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$	50,000
EXCESS NET CAPITAL	$	920,014
AGGREGATE INDEBTEDNESS		
Total Liabilities	$	35,372
Less nonallowable liabilities:		
Deferred income taxes payable		-
AGGREGATE INDEBTEDNESS	$	35,372
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.04 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than a one dollar rounding difference.

See report of independent registered public accounting firm on supplemental information.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15C3-3

DECEMBER 31, 2024

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm on supplemental information.

SCHEDULE III

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15C3-3

DECEMBER 31, 2024

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent registered public accounting firm on supplemental information.



EisnerAmper LLP
8550 United Plaza Blvd.
Suite 1001
Baton Rouge, LA 70809
T 225.922.4600
F 225.922.4611
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
FNBB Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FNBB Capital Markets, LLC (the "Company") claimed an exemption from 17 C.F.R. §240.15c3-3: under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"), and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception, and (3) the Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to acting as the broker in sale of life insurance policies and providing investment advisory services for retirement products, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funs or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or is agent and not to the Company, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and by Footnote 74 of the SEC Release No.34-70073 adopting amendments of 17 C.F.R. § 240.17a-5.

Eisner Amper LLP

EISNERAMPER LLP
Baton Rouge, Louisiana
February 21, 2025

FNBB CAPITAL MARKETS, LLC
BIRMINGHAM, AL

EXEMPTION REPORT

FNBB Capital Markets, LLC (the "Company") is a registered broker-dealer subject to SEC Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

3) The Company is also filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its other business activities to acting as the broker in the sale of life insurance policies and providing investment advisory services for retirement products and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FNBB Capital Markets, LLC

I, Laura Boudreaux, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Laura Boudreaux

Title: Chief Compliance Officer and FINOP

February 21, 2025